Filed Pursuant to Rule 433

Registration No. 333-236683

November 24, 2020	Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 2,250,000,000 5.950% NOTES DUE JANUARY 15, 2031

ISSUER:	The Republic of Turkey

SECURITIES:	5.950% Notes due January 15, 2031

PRICING DATE:	November 24, 2020

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	B2 (Moody’s) / BB- (Fitch)

ISSUE SIZE:	USD 2,250,000,000

PRICE TO PUBLIC:	99.612%

TOTAL FEES:	USD 1,575,000 (0.07%)

NET PROCEEDS TO ISSUER:	USD 2,239,695,000

YIELD TO MATURITY:	6.000% per annum

COUPON:	5.950% per annum, payable semi-annually on a 30/360 basis

MATURITY DATE:	January 15, 2031

SPREAD TO BENCHMARK US TREASURY:	511.7 bps

BENCHMARK US TREASURY:	UST 0.875% due November 15, 2030

BENCHMARK US TREASURY YIELD:	0.883%

DENOMINATIONS:	USD 200,000/USD 1,000

GOVERNING LAW:	The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Republic of Turkey.

INTEREST PAYMENT DATES:	January 15 and July 15, beginning on July 15, 2021 (long first coupon)

CUSIP / ISIN:	900123DA5 / US900123DA57

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	Goldman Sachs International HSBC Bank plc Morgan Stanley & Co. International plc

SETTLEMENT DATE:	Expected December 2, 2020 (T+5) through the book-entry facilities of The Depository Trust Company

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free HSBC at +1-866-811-8049 and +44-207-991-1427, Goldman Sachs International at +1-866-471-2526 and Morgan Stanley at +1-866-718-1649.

The preliminary prospectus supplement relating to the notes is available under the following link: https://www.sec.gov/Archives/edgar/data/869687/000119312520302238/d850879d424b5.htm

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